SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 25, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

   Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

   Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

THIS RELEASE IS NEITHER AN OFFER TO PURCHASE
NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF SPEEDEL

Novartis starts “squeeze out” procedure for remaining Speedel shares

•                  Novartis now holds 99.8% of Speedel’s currently outstanding shares following completion of the mandatory public tender offer

•                  All remaining Speedel shareholders to receive same compensation of CHF 130 per share as those who tendered during offer period

Basel, September 25, 2008 – Novartis announced today that it holds 99.8% of the current outstanding public shares in Speedel Holding Ltd. (SWX: SPPN) following completion of a mandatory public tender offer. A “squeeze out” procedure will now be started to cancel remaining shares under the same terms of the public tender offer (CHF 130 per share). This procedure, which is governed by Swiss law, is expected to close in early 2009. The shares of Speedel Holding Ltd. will be delisted from the Swiss Stock Exchange upon completion of the cancellation procedure.

Disclaimer

This release contains certain forward-looking statements relating to the proposed acquisition by Novartis of shares in Speedel and to the respective businesses of Novartis and Speedel. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “to receive”, “will”, “expected”, or similar expressions, or by express or implied discussions regarding the potential completion of the proposed acquisition of Speedel by Novartis; potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally; Novartis’ ability to successfully merge the two companies and retain key personnel; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; Novartis’ ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of Speedel. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a formal offer by Novartis. Shareholders are strongly advised to read the terms of the offer carefully when they are available because they will contain important information. Neither the offer to purchase will be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction’s laws.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Eric Althoff		Michael Schiendorfer
Novartis Global Media Relations		Novartis Swiss Public Relations
+41 61 324 7999 (direct)		+41 61 324 9577 (direct)
+41 79 593 4202 (mobile)		+41 79 834 6418 (mobile)
eric.althoff@novartis.com		michael.schiendorfer@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	September 25, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting